Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone 202-822-9611
Fax 202-822-0140
www.stradley.com

Prufesh R. Modhera, Esq.
(202) 419-8417
 pmodhera@stradley.com

September 25, 2009

Via EDGAR

Rebecca Marquigny, Esquire
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                   RE:     Nationwide Variable Insurance Trust –
                               Preliminary Proxy Statement

Dear Ms. Marquigny:

     This letter responds to each of the comments provided orally to me on September 18, 2009, regarding the preliminary proxy statement and other proxy materials (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2009, on behalf of Nationwide Variable Insurance Trust (the “Registrant” or “Trust”), for the following series of the Trust: (i) NVIT Multi-Manager International Growth Fund; (ii) NVIT Multi-Manager Large Cap Growth Fund; (iii) NVIT Multi-Manager Large Cap Value Fund; (iv) NVIT Multi-Manager Mid Cap Growth Fund; (v) NVIT Multi-Manager Mid Cap Value Fund; (vi) NVIT Short Term Bond Fund; (vii) Neuberger Berman NVIT Multi Cap Opportunities Fund; (viii) and Van Kampen NVIT Real Estate Fund (each, a “Fund”). The Special Meeting of Shareholders (the “Meeting”) will be held at the offices of the Trust, located at 1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406, on November 30, 2009 at 10 a.m., Eastern time, primarily to approve the use of a “manager of managers” structure for each Fund.

     For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. The revisions indicated below will be included in the Registrant’s subsequent filing of the definitive proxy statement.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission September 25, 2009 Page 2

§ The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
§ Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
§ The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
1.

Comment – As the Funds do not have any individual shareholders that invest directly with the Funds, please remove all references to individual shareholders and any other retail references in the Proxy Statement.

Response – Registrant has made the requested change.
2.	Comment – Throughout the Proxy Statement, please clarify the date by which a shareholder’s vote must be received by the Trust for that shareholder’s vote to count.
Response – Registrant has clarified throughout the Proxy Statement that any vote, except for a vote cast through attendance at the Meeting, must be duly and properly received by the Trust or its proxy solicitor by the date of the Meeting in order for that vote to be counted towards the Meeting.

3.	Comment – Please move the subsection “How Will The Shareholder Voting Be Handled?” to further back in the section “Voting Information” so that it appears after the discussion of the more basic concepts of eligibility to vote and quorum.

Response – Registrant has made the requested change.
4.	Comment – Please clarify and revise appropriately in the subsection “How Will The Shareholder Voting Be Handled?” that there are no individual shareholders of the Funds. In addition, in the same subsection, please remove all unnecessary jargon, such as “street name,” and explain how broker non-votes work within variable contracts. Finally, please state with certainty how Nationwide Life and the Participating Insurance Companies, as defined in the Proxy Statement, intends to vote shares attributable to variable contracts where no voting instructions are received.

Response – Registrant has substantially revised the entire subsection to reflect the Staff’s comments, as well as made further changes to clarify the subsection.

5.	Comment – Please state if there are no minimum number of shareholders needed for quorum and indicate, if, practically speaking, there will always be

2

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
September 25, 2009

a quorum due to Nationwide Life and the Participating Insurance Companies owning most shares of the Funds.
Response – Registrant believes that the subsection “What Constitutes a Quorum?” accurately describes the quorum requirements of the Declaration of Trust. Registrant has, however, revised the subsection to indicate that Nationwide Life and the Participating Insurance Companies, generally, will constitute at least 40% of the outstanding shares entitled to vote. In addition, Registrant has revised the subsection “What Happens If A Quorum Is Not Present?” to indicate that not achieving quorum is an unlikely event. Furthermore, in the subsection “What Vote Is Required To Approve The Proposal?,” Registrant has added the following disclosure: “As a result, those Contract Owners that actually provide voting instructions may control the outcome of the vote even though their actual percentage ownership of a Fund alone would not be sufficient to approve the Proposal.”

6.	Comment – In the subsection, “What Other Matters Will Be Voted Upon At The Meeting?,” please clarify which entities will consider how to vote for any other matters legally coming before the Meeting.
Response – Registrant has revised the sentence to clarify that these entities are Nationwide Fund Advisors and the Board of Trustees of the Trust.
7.	Comment – As a suggestion, please indicate that ultimately Fund shareholders will pay all expenses arising from the proxy solicitation because the Funds are bearing such costs.
Response – Registrant has made the suggested change.
8.	Comment – Please review the proxy cards and confirm that the introductory disclosure within both proxy cards should not be identical. Please also add bubbles to check for the second proposal.

Response– Registrant has revised the proxy card to add the bubbles. In addition, rather than using two separate cards, Registrant is only using one standard proxy card for the proxy solicitation, thereby rending the disclosure issue moot.

*          *          *

     Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

                                                                       Respectfully submitted,

Rebecca Marquigny, Esquire U.S. Securities and Exchange Commission September 25, 2009 Page 4

/s/ Prufesh R. Modhera Prufesh R. Modhera

cc:	Allan Oster, Esquire Barbara A. Nugent, Esquire Christopher J. Zimmerman, Esquire

4